Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 10, 2021 – Thomson Reuters (TSX / NYSE: TRI) today announced the voting results from the election of the company’s Board of Directors at its annual meeting of shareholders held virtually yesterday.

All 14 nominees were elected to the Thomson Reuters Board, and all of the nominees were previously directors of the company. Each director elected will continue to hold office until Thomson Reuters next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	439,679,401	99.12%	3,892,470	0.88%
Steve Hasker	441,621,751	99.56%	1,949,513	0.44%
Kirk E. Arnold	437,419,400	98.61%	6,152,135	1.39%
David W. Binet	427,519,512	96.38%	16,052,023	3.62%
W. Edmund Clark, C.M.	426,151,102	96.07%	17,420,433	3.93%
Michael E. Daniels	426,787,934	96.22%	16,783,601	3.78%
Kirk Koenigsbauer	442,928,412	99.86%	642,773	0.14%
Deanna Oppenheimer	443,186,047	99.91%	385,488	0.09%
Vance K. Opperman	431,378,519	97.25%	12,193,016	2.75%
Simon Paris	443,211,565	99.92%	359,970	0.08%
Kim M. Rivera	442,730,001	99.81%	841,534	0.19%
Barry Salzberg	437,710,997	98.68%	5,860,538	1.32%
Peter J. Thomson	430,821,179	97.13%	12,750,356	2.87%
Wulf von Schimmelmann	437,628,128	98.66%	5,943,407	1.34%

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor, approved an advisory resolution on executive compensation and did not approve the shareholder proposal set out in the management proxy circular. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS
MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com